UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-Held Company
CORPORATE TAXPAYERS’ ID. (CNPJ) 02.429.144/0001 -93
COMPANY REGISTRY NO. (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 128th BOARD OF DIRECTORS’ MEETING HELD ON OCTOBER 29, 2008

1. DATE, TIME AND PLACE: On October 29, 2008 at 2:00 p.m., at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, n° 1510, 14° andar, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and the Executive Officers, with the participation of Director Milton Luciano dos Santos via conference call, pursuant to Paragraph 1, Article 18 of the Bylaws.

4. PRESIDING: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

With the reading of the Agenda dispensed since all attending officers were fully aware of its contents, the resolution was taken for these minutes to be drawn up in summary format, with the right to make statements and express dissent, with said minutes filed at the Company’s head offices, and the publication of the minutes approved in summary format with the omission of the members’ signatures.

Following preliminary clarifications, the Chairman of the Board informed those present that the votes of the Directors appointed by the controlling shareholders will be counted in accordance with items 5.1 and 7.1 of the Shareholders’ Agreement dated March 22, 2002 and filed at the Company, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

Following the examination of the matters on the Agenda, the following matters were addressed and the following resolutions taken by unanimous vote and without any restrictions:

(i) Acknowledge this month’s Working Plan of the Budget Work Commission;

(ii) Acknowledge the Report from the CEO (“highlights”) of the main factors relating to the Company’s business and industry indicators;

(iii) Approve the minutes of the 127th Board of Directors’ Meeting held on September 24;

(iv) Approve, pursuant to item “u” of Article 18 of the Bylaws and to the Executive Board Resolution 2008063, the contracting by the Company of a Surety with Banco Itaú BBA S.A. (Guarantor), on behalf of the Brazilian Development Bank (“BNDES”) and Onlending Agents (jointly with the BNDES, the “Beneficiaries”), in the total amount of up to R$ 292,000,000.00 (two hundred ninety-two million reais), for a one-year term;

(v) Recommend that the management of CPFL Geração de Energia S.A. (“CPFL Geração”) vote in favor of obtaining additional financial resources through an Advance for Future Capital Increase (“AFAC”) at Foz do Chapecó Energia S.A. (“Foz do Chapecó”) – Executive Board Resolution 2008049; and in favor of the ratification of the swap operations carried out with financial institutions – Executive Board Resolution 2008051.

6. CLOSURE: There being no further items on the agenda, the meeting was closed and these minutes were drawn up, read, approved and signed by the attending Directors and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Carlos Alberto Cardoso Moreira, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

This is a free translation of the original minutes in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.